CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
Condensed Consolidated Balance Sheets

(millions of Canadian dollars)	June 30, 2015	December 31, 2014
Assets
Current assets
Cash and cash equivalents	177	1,267
Accounts receivable	1,305	1,324
Income taxes receivable	360	353
Inventories	1,591	1,385
Prepaid expenses	185	166
	3,618	4,495
Exploration and evaluation assets (note 4)	1,230	1,149
Property, plant and equipment, net (note 5)	32,337	31,987
Goodwill	791	746
Investment in joint ventures	277	237
Other assets	229	234
Total Assets	38,482	38,848
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	2,654	2,989
Asset retirement obligations (note 10)	98	97
Short-term debt (note 7)	866	895
Contribution payable due within one year (note 8)	—	1,528
Long-term debt due within one year (note 7)	—	300
	3,618	5,809
Long-term debt (note 7)	5,310	4,097
Other long-term liabilities	634	585
Contribution payable (note 8)	365	—
Deferred tax liabilities	4,687	4,814
Asset retirement obligations (note 10)	3,004	2,968
Total Liabilities	17,618	18,273
Shareholders’ equity
Common shares (note 12)	6,992	6,986
Preferred shares (note 12)	874	534
Retained earnings	12,371	12,666
Other reserves	627	389
Total Shareholders’ Equity	20,864	20,575
Total Liabilities and Shareholders’ Equity	38,482	38,848
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

HUSKY ENERGY INC. | Q2 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 1

Condensed Consolidated Statements of Income

	Three months ended		Six months ended
	June 30,		June 30,
(millions of Canadian dollars, except share data)	2015	2014	2015	2014
Gross revenues	4,570	6,611	8,587	12,520
Royalties	(134)	(302)	(264)	(592)
Marketing and other	(44)	3	25	37
Revenues, net of royalties	4,392	6,312	8,348	11,965
Expenses
Purchases of crude oil and products	2,313	3,681	4,540	6,645
Production, operating and transportation expenses	742	757	1,497	1,542
Selling, general and administrative expenses	86	148	191	267
Depletion, depreciation, and amortization (note 5)	905	776	1,769	1,481
Exploration and evaluation expenses	43	19	100	59
Other – net (note 5)	(57)	(31)	(83)	69
	4,032	5,350	8,014	10,063
Earnings from operating activities	360	962	334	1,902
Share of equity investment	—	(2)	—	(4)
Financial items (note 9)
Net foreign exchange gain (loss)	6	(3)	68	15
Finance income	2	4	4	9
Finance expenses	(74)	(77)	(126)	(109)
	(66)	(76)	(54)	(85)
Earnings before income taxes	294	884	280	1,813
Provisions for (recovery of) income taxes
Current	95	178	149	439
Deferred (note 8,11)	79	78	(180)	84
	174	256	(31)	523
Net earnings	120	628	311	1,290
Earnings per share (note 12)
Basic	0.11	0.63	0.30	1.30
Diluted	0.10	0.63	0.27	1.30
Weighted average number of common shares outstanding (note 12)
Basic (millions)	984.0	983.5	983.9	983.5
Diluted (millions)	984.1	987.7	984.1	987.0
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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Condensed Consolidated Statements of Comprehensive Income

	Three months ended		Six months ended
	June 30,		June 30,
(millions of Canadian dollars)	2015	2014	2015	2014
Net earnings	120	628	311	1,290
Other comprehensive income (loss)
Items that may be reclassified into earnings, net of tax:
Derivatives designated as cash flow hedges	(1)	—	(1)	(12)
Exchange differences on translation of foreign operations	(115)	(216)	460	1
Hedge of net investment (note 13)	56	94	(221)	(22)
Other comprehensive income (loss)	(60)	(122)	238	(33)
Comprehensive income	60	506	549	1,257
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

HUSKY ENERGY INC. | Q2 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 3

Condensed Consolidated Statements of Changes in Shareholders’ Equity

	Attributable to Equity Holders
				Other Reserves
(millions of Canadian dollars)	Common Shares	Preferred Shares	Retained Earnings	Foreign Currency Translation	Hedging	Total Shareholders’ Equity
Balance as at December 31, 2013	6,974	291	12,615	161	37	20,078
Net earnings	—	—	1,290	—	—	1,290
Other comprehensive income (loss)
Derivatives designated as cash flow hedges (net of tax of $5 million)	—	—	—	—	(12)	(12)
Exchange differences on translation of foreign operations (net of tax of $1 million)	—	—	—	1	—	1
Hedge of net investment (net of tax of $3 million) (note 13)	—	—	—	(22)	—	(22)
Total comprehensive income (loss)	—	—	1,290	(21)	(12)	1,257
Transactions with owners recognized directly in equity:
Stock dividends paid (note 12)	4	—	—	—	—	4
Stock options exercised (note 12)	1	—	—	—	—	1
Dividends declared on common shares (note 12)	—	—	(590)	—	—	(590)
Dividends declared on preferred shares (note 12)	—	—	(7)	—	—	(7)
Balance as at June 30, 2014	6,979	291	13,308	140	25	20,743

Balance as at December 31, 2014	6,986	534	12,666	366	23	20,575
Net earnings	—	—	311	—	—	311
Other comprehensive income (loss)
Derivatives designated as cash flow hedges (net of tax of less than $1 million)	—	—	—	—	(1)	(1)
Exchange differences on translation of foreign operations (net of tax of $86 million)	—	—	—	460	—	460
Hedge of net investment (net of tax of $35 million) (note 13)	—	—	—	(221)	—	(221)
Total comprehensive income (loss)	—	—	311	239	(1)	549
Transactions with owners recognized directly in equity:
Preferred shares issuance (note 12)	—	350	—	—	—	350
Share issue costs (note 12)	—	(10)	—	—	—	(10)
Stock dividends paid (note 12)	6	—	—	—	—	6
Dividends declared on common shares (note 12)	—	—	(590)	—	—	(590)
Dividends declared on preferred shares (note 12)	—	—	(16)	—	—	(16)
Balance as at June 30, 2015	6,992	874	12,371	605	22	20,864
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

HUSKY ENERGY INC. | Q2 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 4

Condensed Consolidated Statements of Cash Flows

	Three months ended		Six months ended
	June 30,		June 30,
(millions of Canadian dollars)	2015	2014	2015	2014
Operating activities
Net earnings	120	628	311	1,290
Items not affecting cash:
Accretion (note 9)	31	34	61	68
Depletion, depreciation and amortization (note 5)	905	776	1,769	1,481
Inventory write-down to net realizable value	—	—	—	9
Exploration and evaluation expenses (note 4)	6	1	6	3
Deferred income taxes (note 8,11)	79	78	(180)	84
Foreign exchange	(7)	(58)	21	(45)
Stock-based compensation (note 12)	(4)	47	(14)	53
Loss (gain) on sale of assets	(2)	(16)	6	(17)
Other	49	14	35	123
Settlement of asset retirement obligations (note 10)	(18)	(23)	(49)	(72)
Unearned revenue	24	—	50	—
Income taxes paid	(150)	(285)	(146)	(381)
Interest received	—	3	—	6
Change in non-cash working capital (note 6)	(131)	(52)	(104)	(119)
Cash flow – operating activities	902	1,147	1,766	2,483
Financing activities
Long-term debt issuance (note 7)	2,310	—	5,645	829
Long-term debt repayment (note 7)	(2,420)	(814)	(4,995)	(814)
Settlement of forward starting interest rate swaps	—	—	—	33
Short-term debt - net (note 7)	361	—	(29)	—
Debt issue costs	(1)	(6)	(7)	(13)
Proceeds from preferred share issuance, net of share issue costs (note 12)	145	—	340	—
Proceeds from exercise of stock options	—	1	—	1
Dividends on common shares (note 12)	(292)	(295)	(584)	(586)
Dividends on preferred shares (note 12)	(9)	(4)	(16)	(7)
Interest paid	(100)	(95)	(155)	(138)
Contribution receivable receipt	—	6	—	143
Other	2	21	21	40
Change in non-cash working capital (note 6)	44	28	62	9
Cash flow – financing activities	40	(1,158)	282	(503)
Investing activities
Capital expenditures	(735)	(1,124)	(1,556)	(2,393)
Proceeds from asset sales	3	73	3	75
Contribution payable payment (note 8)	(12)	(32)	(1,306)	(65)
Other	(1)	(9)	(7)	(20)
Change in non-cash working capital (note 6)	(166)	(346)	(347)	(608)
Cash flow – investing activities	(911)	(1,438)	(3,213)	(3,011)
Increase (decrease) in cash and cash equivalents	31	(1,449)	(1,165)	(1,031)
Effect of exchange rates on cash and cash equivalents	(23)	(21)	75	(18)
Cash and cash equivalents at beginning of period	169	1,518	1,267	1,097
Cash and cash equivalents at end of period	177	48	177	48
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

HUSKY ENERGY INC. | Q2 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 5

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
Note 1Description of Business and Segmented Disclosures
Management has identified segments for the business of Husky Energy Inc. (“Husky” or “the Company”) based on differences in products, services and management responsibility. The Company’s business is conducted predominantly through two major business segments – Upstream and Downstream.
Upstream includes exploration for, and development and production of, crude oil, bitumen, natural gas and natural gas liquids (Exploration and Production) and marketing of the Company's and other producers' crude oil, natural gas, NGL, sulphur and petroleum coke, pipeline transportation and blending of crude oil and natural gas and storage of crude oil, diluent and natural gas (Infrastructure and Marketing). Infrastructure and Marketing markets and distributes products to customers on behalf of Exploration and Production and is grouped in the Upstream business segment based on the nature of its interconnected operations. The Company’s Upstream operations are located primarily in Western Canada, offshore East Coast of Canada, offshore China and offshore Indonesia.

Downstream includes upgrading of heavy crude oil feedstock into synthetic crude oil (Upgrading), refining in Canada of crude oil, marketing of refined petroleum products including gasoline, diesel, ethanol blended fuels, asphalt and ancillary products and production of ethanol (Canadian Refined Products) and refining in the U.S. of primarily crude oil to produce and market gasoline, jet fuel and diesel fuels that meet U.S. clean fuels standards (U.S. Refining and Marketing). Upgrading, Canadian Refined Products and U.S. Refining and Marketing process and refine natural resources into marketable products and therefore, were grouped together as the Downstream business segment due to the similar nature of products and services.

HUSKY ENERGY INC. | Q2 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 6

Segmented Financial Information

	Upstream						Downstream								Corporate and Eliminations(2)		Total
($ millions)	Exploration and Production(1)		Infrastructure and Marketing		Total		Upgrading		Canadian Refined Products		U.S. Refining and Marketing		Total
Three months ended June 30,	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Gross revenues	1,577	2,352	337	458	1,914	2,810	418	560	747	991	1,955	2,928	3,120	4,479	(464)	(678)	4,570	6,611
Royalties	(134)	(302)	—	—	(134)	(302)	—	—	—	—	—	—	—	—	—	—	(134)	(302)
Marketing and other	—	—	(44)	3	(44)	3	—	—	—	—	—	—	—	—	—	—	(44)	3
Revenues, net of royalties	1,443	2,050	293	461	1,736	2,511	418	560	747	991	1,955	2,928	3,120	4,479	(464)	(678)	4,392	6,312
Expenses
Purchases of crude oil and products	17	31	302	426	319	457	310	421	599	822	1,549	2,659	2,458	3,902	(464)	(678)	2,313	3,681
Production, operating and transportation expenses	521	525	9	5	530	530	42	43	63	68	107	116	212	227	—	—	742	757
Selling, general and administrative expenses	60	74	1	2	61	76	1	2	6	9	2	2	9	13	16	59	86	148
Depletion, depreciation and amortization	713	637	6	6	719	643	26	28	26	25	114	62	166	115	20	18	905	776
Exploration and evaluation expenses	43	19	—	—	43	19	—	—	—	—	—	—	—	—	—	—	43	19
Other – net	33	(22)	3	—	36	(22)	—	—	(2)	—	(91)	—	(93)	—	—	(9)	(57)	(31)
Earnings (loss) from operating activities	56	786	(28)	22	28	808	39	66	55	67	274	89	368	222	(36)	(68)	360	962
Share of equity investment	—	(2)	—	—	—	(2)	—	—	—	—	—	—	—	—	—	—	—	(2)
Financial items (note 9)
Net foreign exchange gain (loss)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	6	(3)	6	(3)
Finance income	1	1	—	—	1	1	—	—	—	—	—	—	—	—	1	3	2	4
Finance expenses	(35)	(38)	—	—	(35)	(38)	—	—	(2)	(2)	(1)	—	(3)	(2)	(36)	(37)	(74)	(77)
Earnings (loss) before income taxes	22	747	(28)	22	(6)	769	39	66	53	65	273	89	365	220	(65)	(105)	294	884
Provisions for (recovery of) income taxes
Current	(14)	112	40	(13)	26	99	(6)	17	24	17	24	15	42	49	27	30	95	178
Deferred	18	81	(47)	19	(29)	100	17	—	(10)	—	77	18	84	18	24	(40)	79	78
Total income tax provisions (recovery)	4	193	(7)	6	(3)	199	11	17	14	17	101	33	126	67	51	(10)	174	256
Net earnings (loss)	18	554	(21)	16	(3)	570	28	49	39	48	172	56	239	153	(116)	(95)	120	628
Intersegment revenues	364	567	—	—	364	567	41	55	59	56	—	—	100	111	—	—	464	678
Expenditures on exploration and evaluation assets(3)	53	71	—	—	53	71	—	—	—	—	—	—	—	—	—	—	53	71
Expenditures on property, plant and equipment(3)	526	788	30	30	556	818	7	9	5	19	95	92	107	120	19	47	682	985

(1)	Includes allocated depletion, depreciation, and amortization related to assets in Infrastructure and Marketing as these assets provide a service to Exploration and Production.

(2)	Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices.

(3)	Excludes capitalized costs related to asset retirement obligations and capitalized interest incurred during the period. Includes assets acquired through acquisitions.

HUSKY ENERGY INC. | Q2 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 7

Segmented Financial Information

	Upstream						Downstream								Corporate and Eliminations(2)		Total
($ millions)	Exploration and Production(1)		Infrastructure and Marketing		Total		Upgrading		Canadian Refined Products		U.S. Refining and Marketing		Total
Six months ended June 30,	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Gross revenues	2,932	4,534	703	917	3,635	5,451	765	1,133	1,348	1,930	3,680	5,348	5,793	8,411	(841)	(1,342)	8,587	12,520
Royalties	(264)	(592)	—	—	(264)	(592)	—	—	—	—	—	—	—	—	—	—	(264)	(592)
Marketing and other	—	—	25	37	25	37	—	—	—	—	—	—	—	—	—	—	25	37
Revenues, net of royalties	2,668	3,942	728	954	3,396	4,896	765	1,133	1,348	1,930	3,680	5,348	5,793	8,411	(841)	(1,342)	8,348	11,965
Expenses
Purchases of crude oil and products	26	53	637	841	663	894	548	805	1,082	1,573	3,088	4,715	4,718	7,093	(841)	(1,342)	4,540	6,645
Production, operating and transportation expenses	1,033	1,070	18	13	1,051	1,083	85	90	126	131	235	238	446	459	—	—	1,497	1,542
Selling, general and administrative expenses	129	153	3	4	132	157	2	4	16	19	5	4	23	27	36	83	191	267
Depletion, depreciation and amortization	1,432	1,210	11	13	1,443	1,223	52	52	51	49	183	123	286	224	40	34	1,769	1,481
Exploration and evaluation expenses	100	59	—	—	100	59	—	—	—	—	—	—	—	—	—	—	100	59
Other – net	18	71	2	—	20	71	(11)	8	(1)	(1)	(91)	—	(103)	7	—	(9)	(83)	69
Earnings (loss) from operating activities	(70)	1,326	57	83	(13)	1,409	89	174	74	159	260	268	423	601	(76)	(108)	334	1,902
Share of equity investment	—	(4)	—	—	—	(4)	—	—	—	—	—	—	—	—	—	—	—	(4)
Financial items (note 9)
Net foreign exchange gain (loss)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	68	15	68	15
Finance income	2	2	—	—	2	2	—	—	—	—	—	—	—	—	2	7	4	9
Finance expenses	(71)	(70)	—	—	(71)	(70)	—	(1)	(3)	(3)	(2)	(1)	(5)	(5)	(50)	(34)	(126)	(109)
Earnings (loss) before income taxes	(139)	1,254	57	83	(82)	1,337	89	173	71	156	258	267	418	596	(56)	(120)	280	1,813
Provisions for (recovery of) income taxes
Current	(179)	178	222	62	43	240	(22)	27	41	44	34	76	53	147	53	52	149	439
Deferred	141	146	(207)	(41)	(66)	105	46	18	(22)	(4)	(142)	23	(118)	37	4	(58)	(180)	84
Total income tax provisions (recovery)	(38)	324	15	21	(23)	345	24	45	19	40	(108)	99	(65)	184	57	(6)	(31)	523
Net earnings (loss)	(101)	930	42	62	(59)	992	65	128	52	116	366	168	483	412	(113)	(114)	311	1,290
Intersegment revenues	651	1,130	—	—	651	1,130	90	109	100	103	—	—	190	212	—	—	841	1,342
Expenditures on exploration and evaluation assets(3)	126	166	—	—	126	166	—	—	—	—	—	—	—	—	—	—	126	166
Expenditures on property, plant and equipment(3)	1,177	1,817	49	54	1,226	1,871	15	13	10	30	143	167	168	210	36	78	1,430	2,159
As at June 30, 2015 and December 31, 2014
Total exploration and evaluation assets and property, plant and equipment, net	25,658	25,446	784	755	26,442	26,201	1,083	1,120	1,241	1,289	4,508	4,233	6,832	6,642	293	293	33,567	33,136
Total assets	26,550	26,035	1,857	1,969	28,407	28,004	1,107	1,243	1,634	1,676	6,316	5,788	9,057	8,707	1,018	2,137	38,482	38,848
(1) Includes allocated depletion, depreciation, and amortization related to assets in Infrastructure and Marketing as these assets provide a service to Exploration and Production.
(2) Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices.
(3) Excludes capitalized costs related to asset retirement obligations and capitalized interest incurred during the period. Includes assets acquired through acquisitions.

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Note 2Basis of Presentation
The condensed interim consolidated financial statements have been prepared by management and reported in Canadian dollars in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). These condensed interim consolidated financial statements do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the consolidated financial statements and the notes thereto in the Company’s 2014 Annual Report.
The condensed interim consolidated financial statements have been prepared, for all periods presented, following the same accounting policies and methods of computation as described in Note 3 to the consolidated financial statements for the fiscal year ended December 31, 2014, except for the newly issued standards and amendments as discussed below.
Certain prior period amounts have been reclassified to conform with the current presentation.
These condensed interim consolidated financial statements were approved by the Chair of the Audit Committee and Chief Executive Officer on July 27, 2015.
Note 3Significant Accounting Policies
Changes in Accounting Policies
Effective January 1, 2015, the Company adopted the following new accounting standards issued by the IASB:

IFRS 8 Operating Segments
The amendments are applied retrospectively and clarify that an entity must disclose the judgments made by management in applying the aggregation criteria in paragraph 12 of IFRS 8, including a brief description of operating segments that have been aggregated and the economic characteristics used to assess whether the segments are ‘similar’. The reconciliation of segment assets to total assets is only required to be disclosed if the reconciliation is reported to the chief operating decision maker, similar to the required disclosure for segment liabilities. The adoption of this amended standard has no material impact on the Company's consolidated financial statements.

IFRS 2 Share-based Payment
This improvement is applied prospectively and clarifies various issues relating to the definitions of performance and service conditions which are vesting conditions, including:

•	A performance condition must contain a service condition;

•	A performance target must be met while the counterparty is rendering service;

•	A performance target may relate to the operations or activities of an entity, or to those of another entity in the same group; and

•	A performance condition may be a market or non-market condition.

The adoption of this amended standard has no impact on the Company's consolidated financial statements.

IFRS 3 Business Combinations
The amendment is applied prospectively and clarifies that all contingent consideration arrangements classified as liabilities (or assets) arising from a business combination should be subsequently measured at fair value through profit or loss whether or not they fall within the scope of IFRS 9 (or IAS 39, as applicable). The adoption of this amended standard has no impact on the Company's consolidated financial statements.

HUSKY ENERGY INC. | Q2 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 9

Note 4    Exploration and Evaluation Assets

Exploration and Evaluation Assets ($ millions)
December 31, 2014	1,149
Additions	135
Transfers to oil and gas properties (note 5)	(69)
Expensed exploration expenditures previously capitalized	(6)
Exchange adjustments	21
June 30, 2015	1,230
Note 5    Property, Plant and Equipment

Property, Plant and Equipment ($ millions)	Oil and Gas Properties	Processing, Transportation and Storage	Upgrading	Refining	Retail and Other	Total
Cost
December 31, 2014	47,974	1,296	2,274	6,561	2,632	60,737
Additions	1,246	52	15	151	40	1,504
Acquisitions	2	—	—	—	—	2
Transfers from exploration and evaluation (note 4)	69	—	—	—	—	69
Intersegment transfers	6	(6)	—	—	—	—
Changes in asset retirement obligations	11	—	—	—	(4)	7
Disposals and derecognition	(6)	—	—	(21)	(2)	(29)
Exchange adjustments	281	1	—	440	1	723
June 30, 2015	49,583	1,343	2,289	7,131	2,667	63,013
Accumulated depletion, depreciation, and amortization
December 31, 2014	(23,687)	(527)	(1,154)	(1,988)	(1,394)	(28,750)
Depletion, depreciation, and amortization	(1,422)	(21)	(52)	(199)	(75)	(1,769)
Intersegment transfers	(2)	2	—	—	—	—
Disposals and derecognition	4	—	—	15	—	19
Exchange adjustments	(52)	—	—	(124)	—	(176)
June 30, 2015	(25,159)	(546)	(1,206)	(2,296)	(1,469)	(30,676)
Net book value
December 31, 2014	24,287	769	1,120	4,573	1,238	31,987
June 30, 2015	24,424	797	1,083	4,835	1,198	32,337
Depletion, depreciation, and amortization for the three and six months ended June 30, 2015 includes a $46 million derecognition for damage caused by a fire at the Lima Refinery in the Company's U.S. Refining and Marketing segment. In addition, the Company accrued insurance recoveries for business interruption associated with the fire of $92 million which is included in other-net for the three and six months ended June 30, 2015.

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Note 6    Cash Flows – Change in Non-cash Working Capital

Non-cash Working Capital ($ millions)	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Decrease (increase) in non-cash working capital
Accounts receivable	(235)	154	152	92
Inventories	(148)	(44)	(97)	(395)
Prepaid expenses	(12)	(18)	(5)	(26)
Accounts payable and accrued liabilities	142	(462)	(439)	(389)
Change in non-cash working capital	(253)	(370)	(389)	(718)
Relating to:
Operating activities	(131)	(52)	(104)	(119)
Financing activities	44	28	62	9
Investing activities	(166)	(346)	(347)	(608)
Note 7    Debt and Credit Facilities

Short-term Debt ($ millions)	June 30, 2015	December 31, 2014
Commercial paper (1)	866	895
(1) The commercial paper is supported by the Company's syndicated credit facilities and the Company is authorized to issue commercial paper up to a maximum of $1.0 billion having a term not to exceed 365 days. The weighted average interest rate as at June 30, 2015 was 1.02% per annum.

		Canadian $ Amount		U.S. $ Denominated
Long-term Debt ($ millions)	Maturity	June 30, 2015	December 31, 2014	June 30, 2015	December 31, 2014
Long-term debt
Syndicated Credit Facility	2018	200	—	—	—
7.55% debentures(1)	2016	249	232	200	200
6.20% notes(1)	2017	374	348	300	300
6.15% notes(1)	2019	374	348	300	300
7.25% notes(1)	2019	936	870	750	750
5.00% medium-term notes	2020	400	400	—	—
3.95% senior unsecured notes(1)	2022	624	580	500	500
4.00% senior unsecured notes(1)	2024	936	870	750	750
3.55% notes	2025	750	—	—	—
6.80% notes(1)	2037	482	449	387	387
Debt issue costs(2)		(30)	(26)	—	—
Unwound interest rate swaps (note 13)		15	26	—	—
Long-term debt		5,310	4,097	3,187	3,187
Long-term debt due within one year
3.75% medium-term notes	2015	—	300	—	—
Long-term debt due within one year		—	300	—	—

(1)	A portion of the Company’s U.S. $ denominated debt is designated as a hedge of the Company’s net investment in its U.S. refining operations. Refer to Note 13.

(2)	Calculated using the effective interest rate method.
On October 31, 2013 and November 1, 2013, Husky filed a U.S. universal short form base shelf prospectus (the "U.S. Shelf Prospectus") with the Alberta Securities Commission and the U.S. Securities and Exchange Commission, respectively, that enables the Company to offer up to U.S. $3.0 billion of debt securities, common shares, preferred shares, subscription receipts, warrants and units of the Company in the United States up to and including November 30, 2015. As at June 30, 2015, the Company had unused capacity of $2.25 billion under its U.S. Shelf Prospectus.

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On February 23, 2015, the Company filed a Canadian universal short form base shelf prospectus (the "Canadian Shelf Prospectus") with applicable securities regulators in each of the provinces of Canada that enables the Company to offer up to $3.0 billion of common shares, preferred shares, debt securities, subscription receipts, warrants and other units in Canada up to and including March 22, 2017. At June 30, 2015, the Company had unused capacity of $1.9 billion under its Canadian Shelf Prospectus.
On March 6, 2015, the limit on the $1.6 billion facility expiring December 14, 2016 was increased to $2.0 billion, and the limit on the $1.63 billion facility expiring June 19, 2018 was increased to $2.0 billion. As at June 30, 2015, the Company had no borrowings under its $2.0 billion facility expiring December 14, 2016 and borrowings of $200 million under its $2.0 billion facility expiring June 19, 2018.
On March 12, 2015, the Company repaid the maturing 3.75 percent medium-term notes issued under a trust indenture dated December 21, 2009. The amount paid to noteholders was $306 million, including $6 million of interest.
On March 12, 2015, the Company issued $750 million of 3.55 percent notes due March 12, 2025 by way of a prospectus supplement dated March 9, 2015 to the Canadian Shelf Prospectus. The notes are redeemable at the option of the Company at any time, subject to a make whole premium unless the notes are redeemed in the three month period prior to maturity. Interest is payable semi-annually on March 12 and September 12 of each year, beginning September 12, 2015. The notes are unsecured and unsubordinated and rank equally with all of the Company's other unsecured and unsubordinated indebtedness.
Note 8    Contribution Payable
The Company amended the terms of payment of the Company's contribution payable with BP-Husky Refining LLC in the first quarter of 2015. In accordance with the amendment, U.S. $1 billion of the net contribution payable was paid on February 2, 2015. Subsequent to the payment, BP-Husky Refining LLC distributed U.S. $1 billion to each of the joint arrangement partners which resulted in the creation of a deferred tax asset and deferred tax recovery of $203 million in the first quarter of 2015. As a result of prepayment, the accretion rate has been reduced from 6 percent to 2.5 percent for the future term of the agreement. The remaining net contribution payable amount of approximately U.S. $293 million will be paid by way of funding all capital contributions of the BP-Husky Refining LLC joint operation with full payment required on or before December 31, 2017.

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Note 9    Financial Items

Financial Items ($ millions)	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Foreign exchange
Gain (loss) on translation of U.S. dollar denominated long-term debt	5	28	(22)	28
Gain on contribution receivable	—	—	—	7
Gain (loss) on non-cash working capital	(36)	(16)	19	—
Other foreign exchange gain (loss)	37	(15)	71	(20)
Net foreign exchange gain (loss)	6	(3)	68	15
Finance income
Contribution receivable	—	—	—	1
Interest income	—	3	1	6
Other	2	1	3	2
Finance income	2	4	4	9
Finance expenses
Long-term debt	(73)	(67)	(143)	(134)
Contribution payable	(2)	(20)	(12)	(42)
Other	(5)	(6)	(10)	(1)
	(80)	(93)	(165)	(177)
Interest capitalized(1)	37	50	100	136
	(43)	(43)	(65)	(41)
Accretion of asset retirement obligations (note 10)	(31)	(34)	(61)	(67)
Accretion of other long-term liabilities	—	—	—	(1)
Finance expenses	(74)	(77)	(126)	(109)
	(66)	(76)	(54)	(85)
(1) Interest capitalized on project costs is calculated using the Company’s annualized effective interest rate of 6% (2014 – 6%).
Note 10    Asset Retirement Obligations
A reconciliation of the carrying amount of asset retirement obligations at June 30, 2015 is set out below:

Asset Retirement Obligations ($ millions)
December 31, 2014	3,065
Additions	11
Liabilities settled	(49)
Liabilities disposed	(1)
Change in estimates	(4)
Exchange adjustment	19
Accretion (note 9)	61
June 30, 2015	3,102
Expected to be incurred within one year	98
Expected to be incurred beyond one year	3,004
Note 11    Income Taxes
Effective July 1, 2015, the Alberta provincial corporate tax rate increased from 10% to 12%. As a result, deferred income tax expense and the deferred income tax liability increased by $157 million for the three and six months ended June 30, 2015.

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Note 12    Share Capital
Common Shares

Common Shares	Number of Shares	Amount ($ millions)
December 31, 2014	983,738,062	6,986
Stock dividends	226,343	6
June 30, 2015	983,964,405	6,992
During the three and six months ended June 30, 2015, the Company declared dividends of $0.30 and $0.60 per common share (three and six months ended June 30, 2014 – $0.30 and $0.60 per common share), resulting in total dividends of $295 million and $590 million (three and six months ended June 30, 2014 – $295 million and $590 million), respectively. At June 30, 2015, $295 million, including $291 million in cash and $4 million in common shares (December 31, 2014 – $295 million, including $292 million in cash and $3 million in common shares), was payable to shareholders on account of dividends declared on May 6, 2015. Of the $590 million paid during the six months ended June 30, 2015, $6 million was in common shares (June 30, 2014 – $590 million, including $4 million in common shares).
Preferred Shares

Preferred Shares	Number of Shares	Amount ($ millions)
Cumulative Redeemable Preferred Shares, Series 1 issued, net of share issue costs	12,000,000	291
Cumulative Redeemable Preferred Shares, Series 3 issued, net of share issue costs	10,000,000	243
Cumulative Redeemable Preferred Shares, Series 5 issued, net of share issue costs	8,000,000	195
Cumulative Redeemable Preferred Shares, Series 7 issued, net of share issue costs	6,000,000	145
June 30, 2015	36,000,000	874

Preferred Shares Dividends ($ millions)	Three months ended June 30,				Six months ended June 30,
	2015		2014		2015		2014
	Declared	Paid	Declared	Paid	Declared	Paid	Declared	Paid
Cumulative Redeemable Preferred Shares, Series 1	4	4	4	4	7	7	7	7
Cumulative Redeemable Preferred Shares, Series 3	2	2	—	—	6	6	—	—
Cumulative Redeemable Preferred Shares, Series 5	3	3	—	—	3	3	—	—
	9	9	4	4	16	16	7	7
At June 30, 2015 and 2014, there were no Preferred Share dividends payable.
On March 12, 2015, the Company issued 8 million Cumulative Redeemable Preferred Shares, Series 5 (the "Series 5 Preferred Shares") at a price of $25.00 per share for aggregate gross proceeds of $200 million, by way of a prospectus supplement dated March 5, 2015, to the Canadian Shelf Prospectus. Net proceeds after share issue costs were $195 million. Holders of the Series 5 Preferred Shares are entitled to receive a cumulative quarterly fixed dividend yielding 4.50 percent annually for the initial period ending March 31, 2020 as declared by the board of directors. Thereafter, the dividend rate will be reset every five years at the rate equal to the five-year Government of Canada bond yield plus 3.57 percent. Holders of Series 5 Preferred Shares will have the right, at their option, to convert their shares into Cumulative Redeemable Preferred Shares, Series 6 (the "Series 6 Preferred Shares"), subject to certain conditions, on March 31, 2020 and on March 31 every five years thereafter. Holders of the Series 6 Preferred Shares will be entitled to receive cumulative quarterly floating dividends at a rate equal to the 90-day Government of Canada Treasury Bill yield plus 3.57 percent.

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On June 17, 2015, the Company issued 6 million Cumulative Redeemable Preferred Shares, Series 7 (the "Series 7 Preferred Shares")at a price of $25.00 per share for aggregate gross proceeds of $150 million, by way of a prospectus supplement dated June 10, 2015, to the Canadian Shelf Prospectus. Net proceeds after share issue costs were $145 million. Holders of the Series 7 Preferred Shares are entitled to receive a cumulative fixed dividend yielding 4.60 percent annually for the initial period ending June 30, 2020 as declared by the board of directors. Thereafter, the dividend rate will be reset every five years at the rate equal to the five-year Government of Canada bond yield plus 3.52 percent. Holders of the Series 7 Preferred Shares will have the right, at their option, to convert their shares into Cumulative Redeemable Preferred Shares, Series 8 (the "Series 8 Preferred Shares"), subject to certain conditions, on June 30, 2020 and on June 30 every five years thereafter. Holders of the Series 8 Preferred Shares will be entitled to receive cumulative quarterly floating dividends at a rate equal to the 90-day Government of Canada Treasury Bill yield plus 3.52 percent.
Stock-based Compensation
The following table summarizes the total stock based compensation recognized in selling, general and administrative expenses in the condensed consolidated statements of income for the Company's stock option plan and Performance Share Units ("PSU") for the three and six months ended June 30, 2015 and 2014:

Stock-based Compensation ($ millions)	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Stock option plan	(11)	38	(21)	37
PSU	7	9	7	16
Stock-based compensation expense (recovery)	(4)	47	(14)	53
Earnings per Share

Earnings per Share ($ millions)	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Net earnings	120	628	311	1,290
Effect of dividends declared on preferred shares in the period	(9)	(4)	(16)	(7)
Net earnings - basic	111	624	295	1,283
Dilutive effect of accounting for stock options as equity-settled(1)	(15)	—	(30)	—
Net earnings - diluted	96	624	265	1,283

(millions)
Weighted average common shares outstanding - basic	984.0	983.5	983.9	983.5
Effect of dilutive stock options and stock dividends declared	0.1	4.2	0.2	3.5
Weighted average common shares outstanding - diluted	984.1	987.7	984.1	987.0

Earnings per share – basic ($/share)	0.11	0.63	0.30	1.30
Earnings per share – diluted ($/share)	0.10	0.63	0.27	1.30

(1)
Stock-based compensation recovery was $11 million and $21 million based on cash-settlement for the three and six months ended June 30, 2015 (three and six months ended June 30, 2014 – expense of $38 million and $37 million), respectively. Stock-based compensation expense would have been $4 million and $9 million based on equity-settlement for the three and six months ended June 30, 2015 (three and six months ended June 30, 2014 – expense of $6 million and $13 million), respectively. For the three and six months ended June 30, 2015, equity-settlement of stock options was used to calculate diluted earnings per share as it was considered more dilutive than cash-settlement.

For both the three and six months ended June 30, 2015, 29 million tandem options (three and six months ended June 30, 2014 – 8 million and 10 million tandem options) were excluded from the calculation of diluted earnings per share as these options were anti-dilutive. For the three and six months ended June 30, 2015, there were no tandem performance options (three and six months ended June 30, 2014 - 5,000 anti-dilutive tandem performance options) excluded from the calculation of diluted earnings per share as these options expired during the third quarter of 2014.

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Note 13    Financial Instruments and Risk Management
Financial Instruments
The Company's financial instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, short-term debt, long-term debt, contribution payable, derivatives, portions of other assets and other long-term liabilities.
The following table summarizes the Company's financial instruments that are carried at fair value in the consolidated balance sheets:

Financial Instruments at Fair Value ($ millions)	As at June 30, 2015	As at December 31, 2014
Commodity contracts – fair value through profit or loss ("FVTPL")
Natural gas(1)	(5)	(5)
Crude oil(2)	(21)	4
Foreign currency contracts – FVTPL
Foreign currency forwards	(3)	(1)
Other assets – FVTPL	2	2
Contingent consideration	—	(40)
Hedge of net investment(3)(4)	(574)	(353)
	(601)	(393)

(1)
Natural gas contracts includes a $8 million decrease as at June 30, 2015 (December 31, 2014 – $12 million decrease) to the fair value of held-for-trading inventory, recognized in the Condensed Interim Consolidated Balance Sheets, related to third party physical purchase and sale contracts for natural gas held in storage. Total fair value of the related natural gas storage inventory was $64 million at June 30, 2015.

(2)
Crude oil contracts includes a $17 million decrease at June 30, 2015 (December 31, 2014 – $21 million decrease) to the fair value of held-for-trading inventory, recognized in the Condensed Interim Consolidated Balance Sheets, related to third party crude oil physical purchase and sale contracts. Total fair value of the related crude oil inventory was $292 million at June 30, 2015.

(3)	Hedging instruments are presented net of tax.

(4)	Represents the translation of the Company's U.S. dollar denominated long-term debt designated as a hedge of the Company's net investment in its U.S. refining operations.
The Company's other financial instruments that are not related to derivatives, contingent consideration or hedging activities are included in cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, short-term debt, portions of other assets, long-term debt, other long-term liabilities and contribution payable. These financial instruments are classified as loans and receivables or other financial liabilities and are carried at amortized cost. Excluding long-term debt, the carrying values of these financial instruments and cash and cash equivalents approximate their fair values.
The fair value of long-term debt represents the present value of future cash flows associated with the debt. Market information such as treasury rates and credit spreads are used to determine the appropriate discount rates. These fair value determinations are compared to quotes received from financial institutions to ensure reasonability. The estimated fair value of long-term debt at June 30, 2015 was $5.5 billion (December 31, 2014 – $4.8 billion).
The Company’s financial assets and liabilities that are recorded at fair value on a recurring basis have been categorized into one of three categories based upon the fair value hierarchy. Level 1 fair value measurements are determined by reference to quoted prices in active markets for identical assets and liabilities. Fair value measurements of assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant outputs are observable, either directly or indirectly. Level 3 fair value measurements are based on inputs that are unobservable and significant to the overall fair value measurement.
The estimation of the fair value of commodity derivatives and held-for-trading inventories incorporates forward prices and adjustments for quality and location. The estimation of the fair value of interest rate and foreign currency derivatives incorporates forward market prices, which are compared to quotes received from financial institutions to ensure reasonability. The estimation of the fair value of the net investment hedge incorporates foreign exchange rates and market interest rates from financial institutions. All financial assets and liabilities are classified as Level 2 measurements. The Company's contingent consideration payments, previously classified as Level 3 measurements, were fully settled in the first quarter of 2015. During the three and six months ended June 30, 2015, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into and out of Level 3 fair value measurements.

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Risk Management
The Company is exposed to risks related to the volatility of commodity prices, foreign exchange rates and interest rates. In certain instances, the Company uses derivative instruments to manage the Company’s exposure to these risks. Derivative instruments are recorded at fair value in accounts receivable, inventory, other assets and accounts payable and accrued liabilities in the Condensed Interim Consolidated Balance Sheets. The Company has crude oil and natural gas inventory held in storage related to commodity price risk management contracts that is recognized at fair value. The Company employs risk management strategies and policies to ensure that any exposures to risk are in compliance with the Company’s business objectives and risk tolerance levels.
Net Investment Hedge
At June 30, 2015, the Company had designated U.S. $2.9 billion denominated debt as a hedge of the Company’s net investment in its U.S. refining operations (December 31, 2014 – U.S. $2.9 billion). For the three and six months ended June 30, 2015, the Company incurred an unrealized gain of $56 million and loss of $221 million (three and six months ended June 30, 2014 – unrealized gain of $94 million and loss of $22 million), respectively, arising from the translation of the debt, net of tax of $6 million and $35 million (three and six months ended June 30, 2014 – net of tax of $14 million and $3 million), respectively, which were recorded in hedge of net investment within other comprehensive income.
Interest Rate Swaps
At June 30, 2015, the balance in long-term debt related to deferred gains resulting from unwound interest rate swaps that were previously designated as a fair value hedge was $15 million (December 31, 2014 – $26 million). The amortization of the accrued gain upon terminating the interest rate swaps resulted in offsets to finance expenses of $5 million and $11 million for the three and six months ended June 30, 2015 (three and six months ended June 30, 2014 – $6 million and $12 million), respectively.
At June 30, 2015, the balance in other reserves related to the accrued gain from unwound forward starting interest rate swaps designated as a cash flow hedge was $22 million (December 31, 2014 – $23 million), net of tax of $7 million (December 31, 2014 – net of tax of $8 million). The amortization of the accrued gain upon settling the interest rate swaps resulted in offsets to finance expense of less than $1 million and $1 million for the three and six months ended June 30, 2015 (three and six months ended June 30, 2014 – less than $1 million), respectively.
The gains (losses) recognized on other risk management positions for the three and six months ended June 30, 2015 are set out below:

	Three months ended June 30, 2015
Gross Earnings Impact ($ millions)	Marketing and Other	Other – Net	Net Foreign Exchange
Commodity price
Natural gas	1	—	—
Crude oil	(66)	—	—
	(65)	—	—
Foreign currency
Foreign currency forwards(1)	—	(3)	2
	(65)	(3)	2

(1) Unrealized gains or losses from short-dated foreign currency forwards are included in other – net, while realized gains or losses are included in net foreign exchange gains (losses).

	Six months ended June 30, 2015
Gross Earnings Impact ($ millions)	Marketing and Other	Other – Net	Net Foreign Exchange
Commodity price
Natural gas	—	—	—
Crude oil	(25)	—	—
	(25)	—	—
Foreign currency
Foreign currency forwards(1)	—	(2)	(28)
	(25)	(2)	(28)
(1) Unrealized gains or losses from short-dated foreign currency forwards are included in other – net, while realized gains or losses are included in net foreign exchange gains (losses).

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